UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit #	Description	Page #’s
I	News Release – IPSCO Reports Records Sales and Earnings	1-2
II	1st Quarter Financial Statements	1-4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: April 26, 2004

By: s/George Valentine

_______________________

George Valentine

Vice President, General Counsel

and Corporate Secretary

                                                                                                                                                                     News Release

For Immediate Release

IPSCO REPORTS RECORD SALES AND EARNINGS

PLEASE NOTE IPSCO RESULTS ARE REPORTED IN U.S. DOLLARS

[Lisle, Illinois] [April 26, 2004] -- IPSCO Inc. (NYSE/TSX: IPS) announced today record quarterly sales and earnings. First quarter sales of $482.9 million were $203.0 million or 73% higher than the first quarter of 2003. Net income was $32.7 million and net income attributable to common shareholders totalled 54 cents per diluted share.  These earnings were substantially better than first quarter 2003 net income of $4.4 million and net income attributable to common shareholders of just 3 cents per diluted share.

“There were several factors which contributed to these results,” said David Sutherland, President and Chief Executive Officer. “IPSCO has invested and grown substantially in the last decade. Our new investments in the United States are paying off with strong customer support, and at the same time, our traditional Western Canadian business has continued to deliver solid results. Sales of energy tubular products in Western Canada were at record levels, and both the United States tubular operations and the Mobile steel mill had record production and shipment performances. In addition, the entire IPSCO team has stayed focused on addressing customer needs.”

“Clearly there have been major shifts in the markets that IPSCO serves and the Company has been well positioned to take advantage of these conditions. While the speed and magnitude of these changes are unparalleled, we are confident in our programs and plan to stay disciplined with our execution. The current strength in the economy combined with a continuation of the commercial support we have in the marketplace indicate that IPSCO should meet or exceed second quarter analyst estimates. With the industry wide surcharge program mitigating most of the effects of unprecedented raw material volatility, and strong operating performance resulting in good conversion costs, IPSCO should have a record 2004,” concluded Sutherland.

Exhibit I

For further information on IPSCO, please visit the company’s web site at www.ipsco.com.

This news release contains forward-looking information with respect to IPSCO’s operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to, weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by IPSCO; general economic conditions and changes in financial markets. These and other factors are outlined in IPSCO’s regulatory filings with the Canadian securities regulators (at www.sedar.com) and the Securities and Exchange Commission, including those in IPSCO’s Annual Report for 2003, its MD&A, particularly as discussed under the heading “Business Risks and Uncertainties,” its Annual Information Form, and its Form 40-F.

Company Contact:

Bob Ratliff

Vice President and Chief Financial Officer

IPSCO

Tel. (630) 810-4769

Release #04-12

#  #  #

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited) Exhibit II

(thousands of United States Dollars except for share, per share and ton data)
		For the Three Months Ended
		March 31	March 31	December 31
		2004	2003	2003

Plate and Coil Tons Produced (thousands)		791.4	660.4	822.9

Finished Tons Shipped (thousands)		937.1	674.2	896.8

Sales		$482,908	$279,863	$381,513
Cost of sales
Manufacturing and raw material		387,025	242,162	323,976
Amortization of capital assets		18,521	14,566	16,320

		405,546	256,728	340,296

Gross income		77,362	23,135	41,217
Selling, research and administration		15,746	12,010	13,984

Operating income		61,616	11,125	27,233
Other expenses (income):
Interest on long-term debt		9,348	5,753	9,349
Other interest (income) expense, net		(698)	(168)	(881)
Foreign exchange loss (gain)		166	(1,412)	542
Other		-	-	(43)

Income Before Income Taxes		52,800	6,952	18,266
Income Tax Expense		20,063	2,504	7,861

Net Income		32,737	4,448	10,405
Dividends on Preferred Shares, including part VI.I tax		1,675	1,463	1,673
Interest on Subordinated Notes, net of income tax		1,443	1,443	1,442

Net Income Attributable to Common Shareholders		$29,619	$1,542	$7,290

Earnings Per Common Share	- Basic	$0.62	$0.03	$0.15
- Diluted		$0.54	$0.03	$0.15
Denominator for Basic Earnings per Common Share (thousands)		47,863	47,667	47,726
Denominator for Diluted Earnings per Common Share (thousands)		60,368	47,743	48,081

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)
(thousands of United States Dollars)

		For the Three Months Ended
		March 31	March 31	December 31
		2004	2003	2003

Retained Earnings at Beginning of Period		$487,924	$494,599	$482,462
Net Income		32,737	4,448	10,405
Dividends on Preferred Shares, including part VI.I tax		(1,675)	(1,463)	(1,673)
Interest on Subordinated Notes, net of income tax		(1,443)	(1,443)	(1,442)
Dividends on Common Shares		(1,809)	(1,618)	(1,828)

Retained Earnings at End of Period		$515,734	$494,523	$487,924

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited) Exhibit II
(thousands of United States Dollars)

	For the Three Months Ended
	March 31	March 31	December 31
	2004	2003	2003

Cash Derived From (Applied To)
Operating Activities
Working capital provided by operations
Net income	$32,737	$4,448	$10,405
Amortization of capital assets	18,521	14,566	16,320
Amortization of deferred charges	332	218	333
Deferred pension expense	828	837	(498)
Future income taxes	12,241	2,989	18,652

	64,659	23,058	45,212

Changes in working capital
Accounts receivable, less allowances	(49,571)	4,216	(20,351)
Inventories	(4,792)	13,223	(14,474)
Other	(182)	505	(562)
Accounts payable and accrued charges	27,886	34,381	14,549

	(26,659)	52,325	(20,838)

	38,000	75,383	24,374

Financing Activities
Common share dividends	(1,809)	(1,618)	(1,828)
Common shares issued pursuant to share option plan	553	-	2,444
Preferred share dividends	(1,555)	(1,366)	(1,575)
Subordinated notes interest	(4,250)	(4,250)	-
Issue of long-term debt	-	10,000	(486)
Repayment of long-term debt	-	(68,000)	-

	(7,061)	(65,234)	(1,445)

Investing Activities
Expenditures for capital assets	(8,617)	(3,500)	(3,334)
Change in mortgage receivable	(5,851)	-	-
Proceeds on sale of assets held for sale	-	-	1,142
Other	-	-	(2,171)

	(14,468)	(3,500)	(4,363)

Effect of exchange rate changes on cash and cash equivalents	5,268	53	3,995

Increase in Cash and Cash Equivalents	21,739	6,702	22,561
Cash and Cash Equivalents at Beginning of Period	131,567	22,859	109,006

Cash and Cash Equivalents at End of Period	$153,306	$29,561	$131,567

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(thousands of United States Dollars)
	March 31	March 31	December 31
	2004	2003	2003
(unaudited)		(unaudited)

Current Assets
Cash and cash equivalents	$153,306	$29,561	$131,567
Accounts receivable, less allowances	263,226	154,200	214,678
Inventories	289,377	249,358	286,159
Other	3,007	2,425	2,833
Future income taxes	18,637	38,843	22,976

	727,553	474,387	658,213

Non-Current Assets
Capital and other	1,124,911	1,146,388	1,132,371
Future income taxes	138,430	128,456	149,430

	1,263,341	1,274,844	1,281,801

Total Assets	$1,990,894	$1,749,231	$1,940,014

Current Liabilities
Accounts payable and accrued charges $	214,405	$172,450	$188,951
Current portion of long-term debt	34,286	35,386	34,286

	248,691	207,836	223,237

Long-Term Liabilities
Long-term debt	400,497	288,777	401,244
Future income taxes	183,160	150,026	181,643

	583,657	438,803	582,887

Shareholders' Equity
Preferred shares	98,688	98,594	98,695
Common shares	354,816	351,311	354,095
Subordinated notes	102,125	102,125	104,250
Retained earnings	515,734	494,523	487,924
Cumulative translation adjustment	87,183	56,039	88,926

	1,158,546	1,102,592	1,133,890

Total Liabilities and Shareholders' Equity $	1,990,894	$1,749,231	$1,940,014

                          NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)            Exhibit II

(thousands of United States Dollars)

1.	The accompanying unaudited consolidated interim financial statements should be read in conjunction with the consolidated financial statements included in IPSCO Inc.'s (the "Company") Annual Report for the year ended December 31, 2003. This consolidated financial information reflects all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary for fair presentation of the consolidated financial statements for the periods shown. The results of operations of any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

Effective January 1, 2004, the Company adopted the provisions of the Canadian Institute of Chartered Accountants Handbook Section 3063 "Impairment of Long-lived Assets", Section 3110 "Asset Retirement Obligations" and Section 3475 "Disposal of Long-lived Assets and Discontinued Operations". Adoption of these new accounting standards did not have a significant effect on the Company's financial position or results of operations as of March 31, 2004 or for the three months ended March 31, 2004.

2.	Effective January 1, 2004, the Company changed the estimated useful life of major machinery and equipment from 25 to 20 years. This change has been applied prospectively and the impact for the three months ended March 31, 2004 was to increase amortization expense by approximately $3 million ($.04 per share or $.03 per diluted share).

3.	Pension cost attributable to the Company's pension plans is as follows:
	For the Three Months Ended

	March 31	March 31	December 31
	2004	2003	2003

Defined benefit plans	$2,446	$1,908	$3,243
Defined contribution plans	883	737	829

	$3,329	$2,645	$4,072

4.	Under the terms of the Company's agreement for sale and leaseback of certain of the Montpelier Steelworks production equipment, the Company has guaranteed the residual value of the equipment at the end of the 15 year lease term to be $37.5 million.

5.	The restricted shares and performance units vest at the end of three years based on continued employment and achievement of certain Company performance objectives. Restricted shares are entitled to dividends declared on common shares during the vesting period and, upon vesting, performance units are entitled to an amount equal to dividends declared during the vesting period. The fair value of the grants is being amortized to compensation expense over the vesting period. Compensation expense of $168 and $83 has been recorded in the three month periods ended March 31, 2004 and December 31, 2003, respectively.

The following table summarizes information on share capital and related matters at March 31, 2004:
	Outstanding	Vested

Preferred shares	6,000,000
Common shares	47,984,657
Common shares - year-to-date weighted average	47,862,814
Common share stock options	2,929,501	2,899,766
Restricted stock	10,417	-
Restricted shares	76,500	-
Performance units	65,195	-

6.	The Company is organized and managed as a single business segment, being steel products, and the Company is viewed as a single operating segment by the chief operating decision maker for the purposes of resource allocation and assessing performance.

Financial information on the Company's geographic areas follows. Sales are allocated to the country in which the third party customer receives the product.
	For the Three Months Ended
	March 31	March 31	December 31
	2004	2003	2003

Sales
Canada	$208,435	$122,377	$158,353
United States	274,473	157,486	223,160

	$482,908	$279,863	$381,513

	March 31	March 31	December 31
	2004	2003	2003

Capital Assets
Canada	$199,041	$196,272	$200,854
United States	898,438	938,238	908,564

	$1,097,479	$1,134,510	$1,109,418

	For the Three Months Ended
	March 31	March 31	December 31
	2004	2003	2003

Sales information by product group is as follows:
Steel mill products	$269,112	$156,531	$228,385
Tubular products	213,796	123,332	153,128

	$482,908	$279,863	$381,513

Exhibit II

7.

The Company's pro forma disclosure of net income and earnings per share using the Black-Scholes option pricing model for determining the compensation expense related to employee stock options follows. For purposes of the pro forma disclosures the estimated fair value of the options is amortized over the options' vesting period.

	For the Three Months Ended
	March 31	March 31	December 31
	2004	2003	2003

Pro forma net income	$32,733	$4,262	$10,401

Pro forma net income attributable
to common shareholders	$29,615	$1,356	$7,286

Pro forma earnings per common share:
Basic	$0.62	$0.03	$0.15
Diluted	$0.54	$0.03	$0.15

8.	Certain prior period amounts have been reclassified to conform with the current presentation.

TONS SHIPPED (unaudited)
(thousands)
	For the Three Months Ended
	March 31	March 31	December 31
	2004	2003	2003

Discrete Plate and Coil	448.0	312.6	495.6
Cut Plate	156.2	141.2	148.5

Total Steel Mill Products	604.2	453.8	644.1

Energy Tubulars	213.4	145.3	165.0
Large Diameter Tubulars	38.1	11.4	25.4
Non-Energy Tubulars	81.4	63.7	62.3

Total Tubular Products	332.9	220.4	252.7

Total Shipments	937.1	674.2	896.8

NON-GAAP FINANCIAL MEASURES (unaudited)

(thousands of United States Dollars except for per ton data)

EBITDA is defined as earnings before interest expense, income taxes and amortization. EBITDA does not represent, and should not be considered as an alternative to net income or cash flows from operating activities, each as determined in accordance with GAAP.

Moreover, EBITDA does not necessarily indicate whether cash flow activities will be sufficient for items such as working capital or debt service or to react to industry changes or changes in the economy in general. We believe that EBITDA and ratios based on EBITDA are measures commonly used to evaluate a company's performance and its performance relative to its financial obligations. Because our method for calculating EBITDA may differ from other companies' methods, the EBITDA measures presented by us may not be comparable to similarly titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; the GAAP financial statement amounts; actual cash flows and results of operations; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of our EBITDA data to similarly titled measures reported by other companies.

Operating income per ton is defined as operating income divided by finished tons shipped.

	For the Three Months Ended
	March 31	March 31	December 31
	2004	2003	2003

The following is a reconciliation of cash derived from (applied to) operating activities to EBITDA (Canadian and U.S. GAAP):

Cash derived from (applied to) operating activities	$38,000	$75,383	$24,374
Changes in working capital	26,659	(52,325)	20,838
Current income tax expense (benefit)	7,822	(485)	(10,791)
nterest expense, net	8,650	5,585	8,468
Other	(1,160)	(1,055)	165

EBITDA (Canadian GAAP)	79,971	27,103	43,054

US GAAP adjustments relating to:
Sale and leaseback	3,471	3,471	3,471
Natural gas hedge	(327)	(166)	(335)

EBITDA (US GAAP)	$83,115	$30,408	$46,190

Operating Income Per Ton	$66	$17	$30
Annualized Return on Common Shareholders' Equity	13%	1%	3%